Exhibit 99

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México D. F.
Télefono: 5263 6000
Fax: 5263 6010
www.pwc.com

Mexico City, May 12, 2006

To the Stockholders of
Grupo Modelo S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of Grupo Modelo, S.A. de C.V. as of December 31, 2005, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the year then ended which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 18 to the financial statements, the Company's financial statements have been prepared on the basis of accounting principles generally accepted in Mexico. These accounting principles differ in some instances from accounting principles generally accepted in the United States of America.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Modelo, S.A. de C.V and its subsidiaries at December 31, 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Mexico. Financial statements as of December 31, 2004 are presented just for comparative purposes.

PricewaterhouseCoopers

José A. Salazar Tapia, C.P.

100 México Años 1906-2006

GRUPO MODELO, S. A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 15)

(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

ASSETS	2005	2004

CURRENT:
Cash and marketable securities	$17,633,734	$16,377,740
Accounts and notes receivable (Note 3)	3,146,273	1,993,655
Inventories (Note 4)	5,762,102	5,697,891
Prepaid expenses and other current items	2,213,752	1,953,400

Total current assets	28,755,861	26,022,686

LONG-TERM ACCOUNTS AND NOTES RECEIVABLE (Note 3)	1,156,582	1,092,766

INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Note 5)	2,748,219	2,799,294

PROPERTY, PLANT AND EQUIPMENT (Note 6)	67,351,012	64,599,590
Accumulated depreciation	(21,550,741)	(20,381,482)

	45,800,271	44,218,108

OTHER ASSETS (Note 7)	1,820,326	1,781,260

Total assets	$80,281,259	$75,914,114

LIABILITIES

CURRENT:
Suppliers	$1,532,087	$1,347,139
Sundry creditors and accrued liabilities	1,136,547	1,001,205
Excise tax on production and services payable	932,619	849,867
Employees' profit sharing	940,558	1,202,458

Total current liabilities	4,541,811	4,400,669

DEFERRED TAX AND EMPLOYEES’ PROFIT SHARING (Note 12c.)	7,599,108	8,022,737

LABOR OBLIGATIONS UPON RETIREMENT (Note 8)	28,346	651,887

CONTINGENCIES AND COMMITMENTS (Note 9):	-	-

Total liabilities	12,169,265	13,075,293

STOCKHOLDERS' EQUITY

COMMON STOCK (Note 10)	15,169,230	15,169,230

PREMIUM ON SHARE SUBSCRIPTION	1,010,236	1,010,236

EARNED SURPLUS (Notes 11 and 12):
Legal reserve	2,202,843	1,887,020
Reserve for acquisition of own shares	638,100	638,100
Retained earnings	32,310,677	29,725,630
Net income for the year, as per the income statement	7,291,275	6,388,968

	42,442,895	38,639,718

INITIAL EFFECT OF DEFERRED TAX	(5,069,105)	(5,069,105)

ADJUSTMENT TO EQUITY FOR LABOR OBLIGATIONS UPON
RETIREMENT (Note 8)	(493,335)	(771,580)

DEFICIT IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY	(694,678)	(695,458)

Total majority stockholders’ equity	52,365,243	48,283,041

MINORITY INTEREST:
Anheuser-Busch Companies, Inc.	15,623,648	14,443,869
Other investors	123,103	111,911

Total minority interest	15,746,751	14,555,780

Total stockholders' equity	68,111,994	62,838,821

Total liabilities and stockholders’ equity	$80,281,259	$75,914,114

The accompanying notes are part of these consolidated statements.

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Notes 1, 2 and 15)

(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004

NET BEER SALES	$43,922,530	$41,794,262

OTHER INCOME	5,627,957	4,513,069

	49,550,487	46,307,331

COST OF SALES	22,774,644	20,225,130

Gross profit	26,775,843	26,082,201

OPERATING EXPENSES:
Sales and distribution	8,938,632	8,864,148
Administrative	4,064,186	3,630,218

	13,002,818	12,494,366

Operating profit	13,773,025	13,587,835

OTHER INCOME, Net	253,528	298,354

COMPREHENSIVE FINANCING INCOME:
Interest earned, net	1,337,842	893,938
Foreign exchange loss, net	(98,159)	(3,032)
Loss from monetary position	(619,672)	(790,977)

	620,011	99,929

Profit before provisions	14,646,564	13,986,118

PROVISIONS FOR (Note 12):
Income and asset tax	4,317,213	4,065,951
Employees' profit sharing	826,356	1,543,549

	5,143,569	5,609,500

CONSOLIDATED NET INCOME FOR THE YEAR	$9,502,995	$8,376,618

MAJORITY NET INCOME	$7,291,275	$6,388,968

MINORITY INTEREST PARTICIPATION:
Anheuser-Busch Companies, Inc.	$2,198,479	$1,947,016
Other investors	13,241	40,634

MINORITY NET INCOME	$2,211,720	$1,987,650

EARNINGS PER SHARE (Amounts in Mexican pesos,
attributable to majority interest)	$2.2423	$1.9648

The accompanying notes are part of these consolidated statements.

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Notes 1, 2 and 15)

(Amounts in thousands of constant Mexican pesos as of December 31, 2005, except dividend per share amounts)

			Earned surplus
	Common stock	Premium on share subscription	Legal reserve	Reserve for acquisition of own shares	Retained earnings	Profit for the year	Initial effect of deferred tax	Adjustment to equity for labor obligations upon retirement	Deficit in restatement of stockholders equity	Minority interest	Total

Balances at January 1, 2004	$15,169,230	$1,010,236	$1,630,611	$638,100	$26,057,912	$5,235,721	$(5,069,105)	$(789,655)	$(717,338)	$13,620,227	$56,785,939

Appropriation of the profit for the year 2003, approved at the General Extraordinary and Ordinary Stockholders’ Meeting held on April 19, 2004, as follows:

To retained earnings					5,235,721	(5,235,721)
To legal reserve			256,409		(256,409)
Dividend payment at the rate 0.8523 of Mexican peso per outstanding share					(2,961,569)						(2,961,569)

Net change from restructuring of minority interest dividend payments and acquisition of shares in subsidiaries (Note 12k.)					1,649,975					(1,056,658)	593,317

Comprehensive income (Note 11)						6,388,968		18,075	21,880	1,992,211	8,421,134

Balances at December 31, 2004	15,169,230	1,010,236	1,887,020	638,100	29,725,630	6,388,968	(5,069,105)	(771,580)	(695,458)	14,555,780	62,838,821

Appropriation of the profit for the year 2004, approved at the General Ordinary Stockholders’ Meeting held on April 18, 2005, as follows:

To retained earnings					6,388,968	(6,388,968)
To legal reserve			315,823		(315,823)
Dividend payment at the rate 1.05 of Mexican peso per outstanding share					(3,488,098)						(3,488,098)

Dividend payment to minority stockholders										(1,103,046)	(1,103,046)

Comprehensive income (Note 11)						7,291,275		278,245	780	2,294,017	9,864,317

Balances at December 31, 2005	$15,169,230	$1,010,236	$2,202,843	$638,100	$32,310,677	$7,291,275	$(5,069,105)	$(493,335)	$(694,678)	$15,746,751	$68,111,994

The accompanying notes are part of these consolidated statements.

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Notes 1, 2 and 15)

(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

OPERATING:	2005	2004

Consolidated net income for the year	$9,502,995	$8,376,618

ITEMS APPLIED TO INCOME NOT REQUIRING THE USE OF RESOURCES:
Depreciation and amortization for the year	2,477,921	2,166,599
Allowance for impairment of fixed assets and investment in shares of associated companies	95,639	18,600
Equity in income of associated companies and non-consolidated subsidiaries, net of dividends received	15,050	85,021
(Decrease) increase in deferred tax payable and employees’ profit sharing liabilities	(372,218)	798,163

	11,719,387	11,445,001

FUNDS PROVIDED BY (USED IN):
Increase in suppliers, sundry creditors and accrued liabilities	320,288	436,806
Increase (decrease) in excise tax on production and services payable	82,752	(15,131)
Increase in accounts and notes receivable	(1,216,432)	(392,979)
(Decrease) increase in employees’ profit sharing payable	(261,900)	147,760
(Increase) decrease in prepaid expenses and other current items	(260,352)	99,220
Increase in inventories	(91,650)	(362,808)
Decrease in income tax payable	-	(872,253)

Funds provided by operations	10,292,093	10,485,616

FINANCING:

Dividend payment	(3,488,098)	(2,961,569)
Dividend payment to minority stockholders (in 2004 includes net change from restructuring of minority interest and acquisition of shares in subsidiaries)	(1,103,046)	593,317
Labor obligations upon retirement, net	(105,742)	(108,699)

	(4,696,886)	(2,476,951)

INVESTMENT:

Acquisition of property, plant and equipment, net	(4,026,883)	(4,443,993)
Increase in other assets	(306,141)	(215,912)
Acquisition of shares of associated companies	(6,189)	(157,869)

	(4,339,213)	(4,817,774)

Increase in cash and marketable securities	1,255,994	3,190,891

Balance at beginning of year	16,377,740	13,173,814
Cash and marketable securities of subsidiary incorporated in consolidation	-	13,035

Balance at end of year	$17,633,734	$16,377,740

The accompanying notes are part of these consolidated statements.

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

1.    INCORPORATION AND CORPORATE PURPOSE:

a)    Grupo Modelo, S. A. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

b)    The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S. A. de C. V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis of their operations and stockholders’ equity, are as follows:
Percentage
Breweries:	of shareholding

Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100

Transformation of barley to malt:

Cebadas y Maltas, S. A. de C. V.	100
Extractos y Maltas, S. A.	98

Machinery manufacturer:

Inamex de Cerveza y Malta, S. A. de C. V.	100

Manufacturer of beer cans and crown tops:

Envases y Tapas Modelo, S. A. de C. V.	100

Distributors of beer and other products:	Percentage of shareholding

Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Sonora, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo en Nuevo León, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo en Campeche S.A. de C.V.	100
Las Cervezas Modelo del Estado de México S.A. de C.V.	100

Company controlling distributors of beer and other products abroad:

Procermex, Inc.	100

The Group is in the process of merging its distribution subsidiaries in order to improve its operations.

2.    ACCOUNTING POLICIES:

The accounting policies applied by the Group in the preparation of these consolidated financial statements are in accordance with generally accepted accounting principles in Mexico. These accounting principles require that the Group’s Management make estimates based on circumstances and apply certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The principal accounting policies are summarized as follows:

a)    Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b)    Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by Statement B-10, issued by the Mexican Institute of Public Accountants (MIPA).

c)    Comparability - The figures shown in the consolidated financial statements and their notes are stated consistently in Mexican pesos of December 31, 2005 purchasing power by applying factors derived from the National Consumer Price Index (NCPI).

d)    Translation of the financial information of subsidiaries located abroad - Translation of the financial information of foreign subsidiaries to Mexican pesos, required for consolidation, was carried out in accordance with the guidelines of Statement B-15 “Transactions in Foreign Currency and Translation of the Financial Statements of Foreign Operations”, issued by the MIPA, by the integrated foreign operation method. The purchase exchange rate of $10.63 ($11.00 in 2004) per U.S. dollar was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the underling transactions were carried out. The effects of this translation are included in comprehensive financing income.

e)    Marketable securities - The marketable securities correspond to financial securities related to the Groups’ business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, and a financial liability may be liquidated, among interested and willing parties, in a free market transaction.

f)    Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables prices are recognized as assets and liabilities at their fair value. Gains or losses on those instruments are recorded in income (See Note 16). Beginning 2005, the Group adopted Statement C-10, “Derivative Financial Instruments and Hedging Operations”. Adoption of this statement did not have a significant effect on the income of the year.

g)    Inventories - These items are valued by the replacement cost method, not exceeding their net realizable value.

h)    Cost of sales - This item is determined based on the restated value of inventories sold.

i)     Investment in shares of associates - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The equity in the net income of associated companies which manufacture products used in the production of beer is included in the income statement as a reduction in cost of sales.

j)     Property, plant and equipment - These items are recorded at acquisition cost, restated by applying inflation factors derived from the NCPI to the net replacement value determined by independent expert appraisers at December 31, 1996, and to their acquisition cost in the case of purchases subsequent to that date.

k)    Construction in progress and advances to suppliers - These items are recorded at the amount of the expenditures made, and are restated by the application of inflation factors derived from the NCPI, according to the ageing of the expenditure.

l)     Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

m)   Deferred expenses and intangible assets - These items are recorded at the value of acquisition, provided they are identifiable, provide expected economic benefits and the company has control over such benefits. These items are restated by applying factors derived from the NCPI, according to the ageing of the expenditure. Licenses and permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n)    Amortization - The original amount and restatement increment of installation and organization expenses and intangible assets are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined in accordance with the expected future economic benefits.

o)    Long-lived assets - The Group’s Management has carried out a study to determine the recoverable value of the long-lived assets, tangible and intangible, in order to determine if any significant impairment of these assets exists. At the date of the consolidated financial statements, no impairment was determined.

p)    Foreign currencies - Amounts receivable or payable in foreign currency are translated to Mexican pesos at the exchange rate in effect on the transaction date (See Note 14). Balances at the end of the year are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of comprehensive financing income.

q)    Allowances, liabilities and provisions - These items are recorded based on Group Management’s best estimation, which may differ from amounts finally realized or paid.

r)     Labor obligations upon retirement - Labor obligations for projected benefits were determined by independent actuaries and recorded in accordance with the guidelines established in Statement D-3, “Labor Obligations”, issued by the MIPA.

Until December 31, 2004, severance and voluntary retirement payments were recorded in the income statement at the moment of payment. Contributions to the trusts managing the various plan assets are in accordance with Mexican Tax Regulators. (See Note 8).

s)    Deferred income tax and employees’ profit sharing - To determine deferred income tax, the Group uses the comprehensive asset-and-liability method, which consists of applying the corresponding income tax rate to all temporary differences between the accounting and tax amounts of assets and liabilities at the date of the consolidated financial statements. Deferred employees’ profit sharing is recognized only for non-recurring timing differences. Due to changes in tax dispositions, effective January 2005, the Group recorded a deferred profit sharing liability at December 31, 2005 of $145,902 ($301,087 in 2004) (See Note 12c).

t)    Restatement of stockholders’ equity - The components of stockholders’ equity are restated by applying inflation factors derived from the NCPI, and are presented in the consolidated financial statements, at the restated amounts.

u)    Deficit in the restatement of stockholders’ equity - The balance of this account represents the sum of the items “Cumulative gain or loss from holding non-monetary assets” and “Cumulative monetary gain or loss” which are described below:

Cumulative gain or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than general inflation. It is determined only when the specific cost method is used; since these costs are compared with restatements determined using the NCPI. If the specific costs are higher than the indexes, there will be a gain from holding non-monetary assets; otherwise, a loss will occur. The gain or loss from holding non-monetary assets, generated until 1996 due to restatement of fixed assets, is restated in the same way as the other stockholders’ equity accounts.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

v)    Gains or loss from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, since although the assets maintain their nominal value, they lose purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of comprehensive financing income.

w)    Comprehensive income - Statement B-4 “Comprehensive Income” requires that all items representing changes in earned surplus during the year, other than dividend payments, be shown in the statement of changes in stockholders’ equity as “comprehensive income”.

x)    Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

3.    ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2005	2004

Trade accounts receivable	$3,412,282	$2,793,390
Sundry debtors	449,438	251,622
Salesmen	18,206	53,089
	3,879,926	3,098,101
Less - Allowance for doubtful accounts	(378,168)	(370,433)
	3,501,758	2,727,668
Recoverable taxes	743,989	290,128
Non-consolidated related companies (See Note 13)	26,178	35,129
Officers and employees	30,930	33,496
	4,302,855	3,086,421
Less - Current accounts and notes receivable	(3,146,273)	(1,993,655)
Long-term accounts and notes receivable	$1,156,582	$1,092,766

4.    INVENTORIES:

The balance of this account is made up as follows:

Item	2005	2004

Containers and packaging	$1,838,552	$1,801,236
Finished goods and work in process	1,411,884	1,078,885
Raw materials	1,406,284	1,733,793
Spare parts and accessories	604,538	636,136
Merchandise in transit and advances to suppliers	527,031	510,535
Advertising articles	112,264	106,578
	5,900,553	5,867,163
Less- Allowance for slow-moving inventories	(138,451)	(169,272)
	$5,762,102	$5,697,891

5.    INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a)    The balance of this account is made up as follows:

Companies	Percentage equity in investee	2005	2004

Dirección de Fábricas, S.A. de C. V. (holding company for glass container manufacturing companies)	41	$2,514,997	$2,495,896
Gondi, S.A. de C. V.	7	181,818	196,579
Foreign investments	40-81	133,467	131,653
		2,830,282	2,824,128
Other		50,145	44,918
		2,880,427	2,869,046
Less - Allowance for decline in book value		(132,208)	(69,752)
		$2,748,219	$2,799,294

b)	The amount of the investment in shares of associated companies includes the equity in the net income of those entities, amounting to $433,984 ($355,059 in 2004) of profit.

6.    PROPERTY, PLANT AND EQUIPMENT, NET:

a)    The balance of this account is made up as follows:

		2005			2004
Item	Annual depreciation rate	Net historical cost	Net restatement	Net total value	Net total value
Land	-	$1,502,140	$3,106,019	$4,608,159	$4,452,500
Machinery and equipment	5%	13,631,210	7,362,791	20,994,001	18,380,073
Transportation equipment	12 - 25%	2,287,791	438,824	2,726,615	2,432,491
Building and other structures	2%	6,438,810	6,480,152	12,918,962	11,474,653
Computer equipment	25%	507,772	30,434	538,206	352,015
Furniture and other equipment	7%	396,640	109,008	505,648	548,458
Antipollution equipment	5%	594,346	285,061	879,407	701,640
Construction in progress and advances to suppliers	-	2,490,191	139,082	2,629,273	5,876,278
		$27,848,900	$17,951,371	$45,800,271	$44,218,108

Depreciation for the year amounted to $2,394,064 ($2,122,584 in 2004).

b)    The Group’s Management estimates that completion of construction in progress and advances to suppliers will require an additional investment of approximately $3,540,000 ($6,135,898 in 2004), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during 2006 and 2007.

7.    OTHER ASSETS:

The balance of this account is made up as follows:

Item	2005	2004
Deferred expenses	$1,832,424	$1,695,291
Goodwill and other intangible assets	355,810	218,388
	2,188,234	1,913,679
Less - Accumulated amortization	(709,232)	(628,729)
	1,479,002	1,284,950
Intangible assets of labor obligations upon
retirement (See Note 8)	341,324	496,310
	$1,820,326	$1,781,260

8.    LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations vest only after the employees have worked a certain number of years. As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2005	2004

Obligations for current benefits	$4,842,306	$4,813,508
Additional amount for projected benefits	397,758	409,378
Obligations for projected benefits	5,240,064	5,222,886
Plan assets (trust fund)	(4,607,672)	(3,955,403)
	632,392	1,267,483
Items to be amortized over a period of 15 to 21 years:
For adjustments to assumptions	(1,035,640)	(1,607,307)
For past services	(556,567)	(516,766)
Projected net assets	(959,815)	(856,590)

Additional liability made of:
Intangible assets	341,324	496,310
Adjustment to capital	646,837	1,012,167

Accrued liability	$28,346	$651,887

The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

Contributions to the trusts that manage the plan assets in the year amounted to $450,785 ($473,775 in 2004). During the year, payments made by the trusts to beneficiaries amounted to $253,384 ($205,502 in 2004).

The net cost for the year amounted to $355,000 ($365,077 in 2004), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and an average increase in salaries of 1.5% in both periods.

During the year severance indemnities were paid of $398,106 ($276,075 in 2004). On January 1, 2005, amendments to Statement D-3, “Labor Obligations” become effective, which provide additional valuation and disclosure rules for recognizing severance payments. Due to this new accounting rule, the Group recorded an employee severance indemnity liability of $79,478, which will be amortized over the remaining average labor life of the employees. The effect of this item in the income statement represented an expense of $16,538.

The tax regulations related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall fund investment, when the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit, the Company will have until December 31, 2006 to comply with this requirement.

9.    CONTINGENCIES AND COMMITMENTS:

a)    In 2004 the Group recorded a provision of $191,950 to cover expenses of its Group restructuring plan, which mainly involves mergers among distribution subsidiaries. During the year expenses reduced this provision by $126,941.

b)    Various lawsuits are currently outstanding against Group companies. In the opinion of the Group’s officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation, or the consolidated results of operations.

c)    As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 122 million U.S. dollars (164 million U.S. dollars in 2004).

d)    In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lease payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10.    COMMON STOCK:

As of December 31, 2005 and 2004, the common stock consisted of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:

Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent at least 56.10% of the total shares of common stock with voting rights, and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$785,996

Variable capital:
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting rights and are not subject to ownership subscription limitations (historical value)	1,085,855

Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares, which in no case may represent more than 20% of the common stock (historical value)	967,801
2,839,652
Effect of restatement	12,329,578
$15,169,230

11.    COMPREHENSIVE INCOME:

The Group’s comprehensive income for the year is made up as follows:

Description	2005	2004
Consolidated net income for the year	$9,502,995	$8,376,618
Adjustment to equity for labor obligations upon retirement of subsidiaries	357,518	18,662
Result from holding non-monetary assets	3,804	25,854
Comprehensive income	$9,864,317	$8,421,134

12.  INCOME TAX, ASSET TAX, EMPLOYEES’ PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a)    The income tax and asset tax provision as of December 31 is made up as follows:

Item:	2005	2004
Income tax currently payable	$4,377,179	$4,477,917
Asset tax	49,901	37,084
Deferred income tax	(109,867)	(449,050)
	$4,317,213	$4,065,951

b)    On January 1, 2005, amendments to the Income Tax Law were enacted stipulating an annual reduction of the income tax rate until it reaches 28% in 2007. The current income tax for the year was determined applying the rate of 30% to the taxable income (33% in 2004). The rate used to calculate deferred income tax was 28%.

c)	Deferred taxes and employees’ profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item:	2005	2004
Fixed assets and other assets	$5,827,878	$5,589,035
Inventories	934,304	1,485,682
Labor obligations upon retirement	268,567	257,741
Other	571,701	494,101
Subtotal	7,602,450	7,826,559

Tax credits corresponding to:
Recoverable asset tax	(149,244)	(96,092)
Tax loss carry forwards, net of valuation allowance	-	(8,817)
Total deferred tax liability	7,453,206	7,721,650
Deferred employees’ profit sharing	145,902	301,087

Total deferred income tax and employees’ profit sharing
liability	$7,599,108	$8,022,737

d)    Asset tax is calculated by applying the rate of 1.8% to the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e)    Employees’ profit sharing is calculated by applying the rate of 10% to amount determined in accordance with the special rules set forth in the Income Tax Law.

Tax regulations in effect since January 2005 establish that taxpayers may choose between (i) deducting the December 31, 2004 book inventory from 2005 taxable income when consumed or sold, and including it in taxable income over a period of years, and (ii) not deducting December 31, 2004 inventory when it is consumed or sold. For this reason, the Group recorded in 2004 a deferred employees’ profit sharing liability of $301,087.

The employees’ profit sharing provision charged to income is made up as follows:

Item	2005	2004
Current employees’ profit sharing	$985,753	$1,242,462
Deferred employees’ profit sharing	(159,397)	301,087
	$826,356	$1,543,549

f)    As of December 31, 2005, the combined statutory rates for income tax and employee’s profit sharing were 40% (43% in 2004), which differ from the effective rate of 35.12% (40.11% in 2004), due mainly to the effects of tax consolidation and non-deductible-expenses.

g)    At the date of the consolidated financial statements, there is asset tax in the amount of $274,476 ($218,123 in 2004) after restatement, which can be recovered in the following ten years; to the extent income tax exceeds asset tax in any of those years.

    - Certain subsidiaries incurred no income tax, and therefore the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future years; this is shown in the consolidated balance sheet, together with deferred tax, as provided by Statement D-4. The accumulated balance of this item amounts to $149,244 ($96,092 in 2004).

    - Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the year, and amounted to $49,901($37,084 in 2004).

h)    Grupo Modelo S. A. de C. V., together with its direct and indirect subsidiaries, is authorized to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

    - The consolidation percentage of shareholding is the average shareholding, which is applied to each of the subsidiaries, and for the parent company from 2005 onwards is 100%. Subsidiaries’ tax loss carry forwards included in the determination of the consolidated tax result and which correspond to the 1999 to 2004 tax years, and which are to be applied against tax profits generated in 2005, are considered at the shareholding percentage multiplied by a factor of 0.60.

    - Any companies in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

    - Individual tax losses of the parent or subsidiaries which are not applied during the 10 year carry forward periods must be added to the consolidated profit of the year in which they expire.

i)    At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before their incorporation into the tax consolidation that will affect the consolidated tax result by $29,599 ($26,809 in 2004) wherever these subsidiaries generate taxable income. In 2005, prior years’ tax losses in the amount of $12,165 ($11,573 in 2004), nominal amounts, were applied against taxable income.

j)    In the event of distribution (in cash or assets), retained earnings are subject to income tax payable by the company, which is considered to be a final payment, on the basis of the following:

    - Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 30% income tax in 2005 on the result of multiplying the dividend paid by the factor of 1.4286 (1.4925 in 2004); the corresponding tax may be credited against the company’s income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

    - In 2005, dividends in the amount of $3,414,348 ($2,771,475 in 2004) (nominal amounts), have been declared to majority interest. The 2005 dividends were paid from the CUFIN. Of the 2004 dividends, $2,496,777 came from the CUFINRE and caused income tax on distribution of reinvested earnings in the amount of $191,939, which amount was accrued in prior years, and the amount of $274,698 was paid from the CUFIN.

    - As of the date of the consolidated financial statements, the balances of the net tax income account were as follows:

Item	2005	2004

CUFIN	$23,280,858	$19,626,634

CUFINRE	$136,902	$-

k)    In the event of a capital reduction, the excess of stockholders’ equity over the Tax Account of Contributed Capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

l)    In 2004, minority interest was purchased in some subsidiaries. This purchase represented 4.4% of the total. Contributions related to changes in prior years retained earnings, representing 3.4% net of tax, were also received from minority stockholders.

13.  TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2005	2004
Purchases of:
Containers and packaging	$5,123,485	$4,665,933
Raw materials	164,699	366,513
Machinery	74,566	175,169
	$5,362,750	$5,207,615
Sales of:
Recyclable materials	$209,043	$146,038
Machinery and maintenance services	22,547	4,442
Freights and services charges	-	121
	$231,590	$150,601

14.  FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a)    As of the consolidated balance-sheet date, the Group had the following position in thousands of U.S. dollars:

Description	2005	2004
Assets	$349,386	$117,534

Liabilities	$37,863	$37,053

b)    These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.63 pesos for assets and
$10.63 pesos for liabilities per U.S. dollar	$3,713,973	$402,484

 - The exchange rate as of the issuance date of the consolidated financial statements under accounting principles generally accepted in Mexico (February 13, 2006) was $10.55 for assets and liabilities.

c)    At the date of the consolidated financial statements, there were inventories amounting to 60,805,000 U.S. dollars (59,071,000 U.S. dollars in 2004), which for the most part can only be acquired abroad.

d)    During the year, the following operations were carried out in U.S. dollars (thousands):

Description	2005	2004
Exports of finished goods	$1,260,637	$1,135,841
Collection of royalties	149,125	132,442
Exports of packaging and other materials	44,082	18,534
	1,453,844	1,286,817

Purchase of inventories	221,453	134,270
Freight, advertising, taxes and duties, and other items	287,899	185,067
Purchase of machinery and payment of other services	84,617	119,556
Purchase of spare parts	8,646	20,802
	602,615	459,695
Net	$851,229	$827,122

15.  SEGMENT INFORMATION:

Segment data is analyzed as follows:

2005	Income	Consolidated net profit	Identifiable assets
Domestic	$35,641,025	$6,956,192	$77,183,217
Exports	13,909,462	2,546,803	3,098,042	(1)
	$49,550,487	$9,502,995	$80,281,259

2004
Domestic	$33,171,580	$5,980,905	$73,358,526
Exports	13,135,751	2,395,713	2,555,588	(1)
	$46,307,331	$8,376,618	$75,914,114

(1)  This amount solely includes assets related to beer distribution abroad.

16.  FINANCIAL INSTRUMENTS:

a)    Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, the allowance is adjusted.

b)    The Group has had some transactions with derivative financial instruments, which have been recorded as a hedge, since their purpose it to mitigate the Group’s exposure to volatility in the price of some consumables.

17.  NEW ACCOUNTING PRONOUNCEMENTS:

Beginning January 1, 2006 the Financial Reporting Standards (NIF'S), issued by a new body, the Mexican Council for the Research and Development of Financial Reporting Standards (CINIF), became effective. Management considers that the adoption of these standards will not have a significant effect on the financial information of the Group.

18.  DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO AND IN THE UNITED STATES

Grupo Modelo’s financial statements are prepared in accordance with Mexican generally accepted accounting principles (GAAP), which differ in some instances from the accounting principles used in the U.S. Following are the primary differences between Mexican GAAP and U.S. GAAP as of December 31, 2005.

a)    Recognition of the effects of inflation. Mexican GAAP requires the impact on current assets and liabilities of decreased purchasing power due to inflation to be recognized in earnings in the current period. In addition, the carrying values of noncurrent assets and noncurrent liabilities are also adjusted for the impact of inflation, with the offset to the adjustment deferred in shareholders equity and amortized into earnings over the remaining lives of the underlying assets and liabilities. There is no accounting for inflation under U.S. GAAP.

b)    Start-up and other pre-operating costs. These items are deferred and amortized over the estimated useful lives of the related assets under Mexican GAAP. Start-up costs are required to be expensed as incurred under U.S. GAAP.

c)    Deferred income tax. Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (FAS No.109), requires an asset and liability approach for financial accounting and reporting for income tax determining temporary differences, which are calculated based on the differences between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements. The deferred income tax expense or benefit is calculated as the difference between (a) the deferred tax asset and liabilities at the end of the current period, and (b) the deferred tax asset and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period, whereas, under Mexican GAAP Bulletin D-4, the change in the deferred tax asset or liability is first measured on a historical cost basis and the components of the change including monetary gains or losses are allocated between tax provision, deficit from restatement and monetary gain or losses.

d)    Deferred profit sharing. Prior to issuance of Bulletin D-4 in Mexico, effective January 1, 2000, two methodologies for accounting for deferred profit sharing were in use in Mexico: accrual methodology and a balance sheet methodology. Under the accrual methodology, a liability is recognized for deferred employee profit sharing purposes on timing differences between income for financial reporting purposes and income for purposes of computing the current amount of the employee profit sharing payment. The balance sheet methodology determines the liability based on the difference between assets and liabilities in the financial statements and assets and liabilities determined in accordance with the law relating to the employees’ profit sharing. This methodology is conceptually consistent with FAS 109 as described in c) above.

For U.S. GAAP purposes, it is required to calculate deferred employee profit sharing plan obligations using the balance sheet methodology. Bulletin D-4, effective January 1, 2000, requires the accrual methodology. As a result, a U.S. GAAP reconciling item is necessary to report the effects of the use of a balance sheet methodology. Profit sharing expense should be classified as an operating expense for purposes of the U.S. GAAP reconciliation.

e)    Consolidation and minority interest. Under U.S. GAAP, minority interest is presented within liabilities in the balance sheet. Under Mexican GAAP the participation of the minority shareholders in the equity of a consolidated subsidiary is presented as a separate component within the stockholders’ equity section of the balance sheet.

f)    Goodwill. Goodwill is not amortized under U.S. GAAP and is instead evaluated for impairment annually. Mexican GAAP Bulletin B-7, “Acquisitions of Businesses,” which was effective January 1, 2005, established among other things changes to the accounting treatment of goodwill by eliminating the amortization of goodwill as of the date on which that statement went into effect and making it subject instead to annual impairment tests.